Pagaya Reports Second Quarter and First Half 2023 Results

Exceeded second quarter guidance on all metrics:
•Record Network Volume of $1.96 billion
•Total Revenue and Other Income grew 8% year-over-year to $195.6 million
•Adjusted EBITDA grew by 255% to $17.5 million

Raises outlook ranges for full-year 2023 Network Volume and Adjusted EBITDA

New York, NY and Tel Aviv, Israel – August 10, 2023 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the second quarter and the first half of 2023 and provided its third quarter 2023 and full-year 2023 outlook.

“We delivered another strong quarter while advancing our core mission to connect more people to financial opportunity,” said Gal Krubiner, co-founder and CEO of Pagaya Technologies. “Network volume reached a record-high as we continued to achieve consistent results for our lending partners and investors. We drove sustainable gains in profitability through increased monetization of our network and cost discipline. With continued momentum in our business, we are raising our network volume and adjusted EBITDA outlook for the year.”

Second Quarter 2023 Financial Highlights
All comparisons are made versus the same period in 2022 and on a year-over-year basis unless otherwise stated.

•Network volume grew to $1.96 billion (exceeding outlook of $1.8 billion to $1.9 billion), driven primarily by growth of the Company’s personal loan vertical and supported by new partners in auto and point-of-sale, partially offset by a continued low conversion rate of application volume across the portfolio.
•The Company raised $3.1 billion across seven asset-backed securitizations in the first half of the year and was once again the number one personal loan ABS issuer in the US by issuance size in the second quarter.
•Total revenue and other income increased 8% to $195.6 million (exceeding outlook of $180 million to $190 million), primarily due to higher revenue from fees, which grew by 14% and comprised approximately 95% of total revenue and other income.
•Revenue from fees less production costs (“FRLPC”) increased 12% to $65.1 million. FRLPC as a percentage of network volume (“FRLPC margin”) was 3.3%, in line with the Company’s target range of 3-4% of network volume.
•Adjusted EBITDA increased by 255% to $17.5 million (exceeding outlook of $5 million to $10 million), driven primarily by higher FRLPC and cost efficiencies.
•Adjusted net income of $0.9 million, which excludes share-based compensation expense, a change in fair value of warrant liability and non-recurring expenses.

•Net loss attributable to Pagaya shareholders of $31.3 million, from $175.3 million in the prior year, due to the continued improvement in operating results and a reduction in non-cash expenses such as share-based compensation expense.

Third Quarter 2023 Outlook

3Q23
Network Volume	Expected to be between $1.9 billion and $2.0 billion
Total Revenue and Other Income	Expected to be between $190 million and $200 million
Adjusted EBITDA	Expected to be between $10 million and $20 million

Full-Year 2023 Outlook
The Company is raising its outlook for Network Volume and Adjusted EBITDA and maintaining its outlook for Total Revenue and Other Income:

FY23
Network Volume	Expected to be between $7.6 billion and $8.1 billion
Total Revenue and Other Income	Expected to be between $775 million and $825 million
Adjusted EBITDA	Expected to be between $40 million and $50 million

Webcast
The Company will hold a webcast and conference call today, August 10, 2023 at 5:00 p.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, the accompanying materials will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13739484. The telephone replay will be available starting shortly after the call until August 24, 2023. A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the Company’s strategy and future operations, including the Company’s ability to continue to deliver consistent results for its lending partners and investors; the Company’s ability to continue to drive sustainable gains in profitability; the Company’s ability to achieve continued

momentum in its business; and the Company’s financial outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA for the third quarter 2023 and full year 2023. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures
Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Fee Revenue Less Production Costs (“FRLPC”), FRLPC Margin, Adjusted EBITDA and Adjusted Net Income (Loss), have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes these non-GAAP measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders and a calculation of FRLPC and FRLPC Margin. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following items:

Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs. FRLPC margin is defined as FRLPC divided by Network Volume.

Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, and non-recurring expenses associated with mergers and acquisitions.

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and provision for (benefit from) income taxes.

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount.

In addition, Pagaya provides outlook for the third quarter and fiscal year 2023 on a non-GAAP basis. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Third Quarter 2023 Outlook” and “Full-Year 2023 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results.

Investors & Analysts
Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue
Revenue from fees	$185,685	$163,302	$360,939	$321,627
Other Income
Interest income	10,193	17,252	20,590	29,461
Investment income (loss)	(266)	995	721	995
Total Revenue and Other Income	195,612	181,549	382,250	352,083
Production costs	120,613	104,980	245,670	197,260
Research and development (1)	17,663	65,110	38,794	88,736
Sales and marketing (1)	14,558	50,604	28,858	63,650
General and administrative (1)	53,016	111,479	104,142	163,073
Total Costs and Operating Expenses	205,850	332,173	417,464	512,719
Operating Loss	(10,238)	(150,624)	(35,214)	(160,636)
Other income (loss), net (2)	(16,895)	6,300	(83,875)	6,613
Loss Before Income Taxes	(27,133)	(144,324)	(119,089)	(154,023)
Income tax expense (2)	5,006	19,725	11,673	19,539
Net Loss Including Noncontrolling Interests	(32,139)	(164,049)	(130,762)	(173,562)
Less: Net income (loss) attributable to noncontrolling interests	(842)	11,213	(38,494)	19,972
Net Loss Attributable to Pagaya Technologies Ltd.	$(31,297)	$(175,262)	$(92,268)	$(193,534)
Per share data:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(31,297)	$(175,262)	$(92,268)	$(193,534)
Less: Undistributed earnings allocated to participated securities	—	(5,531)	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$(31,297)	$(180,793)	$(92,268)	$(205,739)
Net loss per share:
Basic and Diluted (3)	$(0.04)	$(0.71)	$(0.13)	$(0.89)
Non-GAAP adjusted net income (loss) (4)	$886	$(18,648)	$(10,129)	$(14,542)
Non-GAAP adjusted net income (loss) per share:
Basic (3)	$0.00	$(0.07)	$(0.01)	$(0.06)
Diluted (3)	$0.00	$(0.07)	$(0.01)	$(0.06)
Weighted average shares outstanding (Class A and Class B):
Basic (3)	715,317,456	255,474,778	712,643,696	230,180,474
Diluted (3)	723,971,957	480,217,835	721,268,385	465,379,968

(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$2,990	$54,383	$5,448	$60,243
Selling and marketing	4,756	35,998	7,510	38,889
General and administrative	12,462	55,689	23,617	63,573
Total	$20,208	$146,070	$36,575	$162,705
(2) Amounts for the three and six months ended June 30, 2022 include certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability, which were not originally recorded as of and for the three and six months ended June 30, 2022.

(3) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(4) See “Reconciliation of Non-GAAP Financial Measures.”

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	June 30, 2023	December 31, 2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$304,047	$309,793
Restricted cash	22,540	22,539
Fees and other receivables	68,034	59,219
Investments in loans and securities	2,141	1,007
Prepaid expenses and other current assets	24,619	27,258
Total current assets	421,381	419,816
Restricted cash	4,781	4,744
Fees and other receivables	37,505	38,774
Investments in loans and securities	588,314	462,969
Equity method and other investments	26,615	25,894
Right-of-use assets	56,748	61,077
Property and equipment, net	38,028	31,663
Goodwill	9,782	—
Intangible assets	3,826	—
Prepaid expenses and other assets	104	142
Total non-current assets	765,703	625,263
Total Assets	$1,187,084	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,789	$1,739
Accrued expenses and other liabilities	28,402	49,496
Operating lease liability - current	7,169	8,530
Secured borrowing - current	66,113	61,829
Income taxes payable - current	6,239	6,424
Total current liabilities	111,712	128,018
Non-current liabilities:
Warrant liability	3,835	1,400
Revolving credit facility	90,000	15,000
Secured borrowing - non-current	150,467	77,802
Operating lease liability - non-current	43,921	49,097
Income taxes payable - non-current	9,206	7,771
Deferred tax liabilities, net - non-current	570	568
Total non-current liabilities	297,999	151,638
Total liabilities	409,711	279,656
Redeemable convertible preferred shares	74,250	—
Shareholders’ equity:
Additional paid-in capital	1,027,687	968,432
Accumulated other comprehensive income (loss)	1,963	(713)
Accumulated deficit	(506,467)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	523,183	553,520
Noncontrolling interests	179,940	211,903
Total shareholders’ equity	703,123	765,423
Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity	$1,187,084	$1,045,079

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss including noncontrolling interests	$(130,762)	$(173,562)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(721)	(995)
Depreciation and amortization	7,984	1,148
Share-based compensation	36,575	162,705
Fair value adjustment to warrant liability	2,435	(6,409)
Impairment loss on available-for-sale debt securities	78,327	—
Write-off of capitalized software	1,630	—
Gain on foreign exchange	(94)	—
Change in operating assets and liabilities:
Fees and other receivables	(7,602)	(14,697)
Deferred tax assets, net	—	732
Deferred tax liabilities, net	2	—
Prepaid expenses and other assets	4,587	(1,813)
Right-of-use assets	4,619	727
Accounts payable	2,083	(8,658)
Accrued expenses and other liabilities	(21,395)	5,963
Operating lease liability	(4,455)	(4,190)
Income tax payable	1,274	13,409
Net cash used in operating activities	(25,513)	(25,640)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	91,360	50,090
Short-term deposits	—	5,020
Equity method and other investments	—	453
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(273,339)	(154,247)
Property and equipment	(10,496)	(1,657)
Equity method and other investments	—	(3,700)
Net cash used in investing activities	(190,867)	(104,041)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	—	291,872
Proceeds from secured borrowing	192,420	94,094
Proceeds received from noncontrolling interests	15,293	29,522
Proceeds from revolving credit facility	100,000	26,000
Proceeds from exercise of stock options	1,430	446
Distributions made to noncontrolling interests	(28,913)	(53,361)
Payments made to revolving credit facility	(25,000)	(26,000)
Payments made to secured borrowing	(115,471)	(7,719)
Settlement of share-based compensation in satisfaction of tax withholding requirements	(650)	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	74,250	—
Net cash provided by financing activities	213,359	354,854
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,687)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(5,708)	225,173
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$331,368	$429,748

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
($ in thousands, unless otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net Loss Attributable to Pagaya Technologies Ltd.	$(31,297)	$(175,262)	$(92,268)	$(193,534)
Adjusted to exclude the following:
Share-based compensation	20,208	146,070	36,575	162,705
Fair value adjustment to warrant liability	2,625	(6,878)	2,435	(6,409)
Impairment loss on certain investments	4,236	—	30,648	—
Write-off of capitalized software	106	—	1,630	—
Restructuring expenses	1,146	—	4,966	—
Transaction-related expenses	2,025	—	2,025	—
Non-recurring expenses	1,837	17,422	3,860	22,696
Adjusted Net Income (Loss)	$886	$(18,648)	$(10,129)	$(14,542)
Adjusted to exclude the following:
Interest expenses	7,134	3,177	10,014	3,177
Provision for income tax	5,006	19,725	11,673	19,539
Depreciation and amortization	4,468	671	7,984	1,148
Adjusted EBITDA	$17,494	$4,925	$19,542	$9,322

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Fee Revenue Less Production Costs (FRLPC):
Revenue from fees	$185,685	$163,302	$360,939	$321,627
Production costs	120,613	104,980	245,670	197,260
Fee Revenue Less Production Costs (FRLPC)	$65,072	$58,322	$115,269	$124,367

Fee Revenue Less Production Costs Margin (FRLPC Margin):
Fee Revenue Less Production Costs (FRLPC)	$65,072	$58,322	$115,269	$124,367
Network Volume (in millions)	1,957	1,947	3,807	3,597
Fee Revenue Less Production Costs Margin (FRLPC Margin)	3.3%	3.0%	3.0%	3.5%